Contact

www.linkedin.com/in/
heathertheresakelly (LinkedIn)
www.heatherschoice.com
(Company)

Heather Kelly

Creative Rebel. Adventure Seeker. Tenacious. Born + Raised Alaskan.
Anchorage, Alaska, United States

Summary

I was born and raised in Anchorage, Alaska where I still call home today.

Haphazardly, I stumbled onto the women's rowing team at Western Washington University at 18 years old with no prior experience. Four years later, I'd won two national championships and was voted CRCA/Pocock All-American. It was a formative experience that I will never forget about hard work, determination, and sheer grit.

I have a bachelor's degree in Evolutionary Nutrition, which was spurred by my need to figure out how to fuel myself during two a day workouts. I went on to study at the Institute for the Psychology Eating to become a certified eating psychology coach, realizing that no diet strategy will stick without addressing who we are as eaters, as people first.

My first business, OPENutrition, was born out of a desire to help my fellow CrossFit athletes build a healthy and sustainable relationship with food. It gave me the opportunity to work with people all across the world and to travel the country working with athletes from all walks of life.

In 2014, I found myself living back in Alaska with an untamable excitement for backcountry trips…more accurately…an unreasonable excitement about making FOOD for these off grid experiences. With a couple of table top dehydrators, a Sharpie, some Ziploc bags and a domain name, Heather's Choice was born.

Today, I am the founder and CEO of a brand that is on a mission to feed people good food when and where they need it. It's been an epic, steep learning curve for me as a founder, and I wouldn't trade it for the world. I've had the pleasure of launching a successful Kickstarter campaign, creating a business, brand and process from scratch, participating in multiple accelerator programs such as Launch Alaska, Bend Outdoor Worx and SKU, and last but not least, walking into the Shark Tank with a radical approach to feeding people on the move.

I'm an artist at heart, I love a good spreadsheet, and I will never say no to hoping on a plane for the next epic adventure. You can likely find me walking my dog, digging in the garden, or whipping up a killer meal to share with friends.

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Experience

Heather's Choice
Founder
August 2014 - Present (10 years)
Anchorage, Alaska, United States

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Education

Western Washington University
Bachelor of Arts - BA, Evolutionary Nutrition · (September 2006 - June 2010)

The Institute for the Psychology of Eating
Certified Eating Psychology Coach